UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*


                   Citadel Holding Corporation
    ________________________________________________________
                        (Name of Issuer)


                   Common Stock, No Par Value
    ________________________________________________________
                 (Title of Class of Securities)


                            172862104
    ________________________________________________________
                         (CUSIP Number)

                       Randall J. Demyan,
                   Dillon Capital Management,
                21 East State Street, Suite 1410
                      Columbus, Ohio 43215
                         (614) 222-4204
    ________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        October 13, 1994
    ________________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.
                  ________

Check the following box if a fee is being paid with the statement _______.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            SCHEDULE 13D


CUSIP NO.          172862104                   Page 2 of 10 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Dillon Investors, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

                                                           (a) ___ (b) ___

3.   SEC USE ONLY:



4.   SOURCE OF FUNDS*:



5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):



6.   CITIZENSHIP OR PLACE OF ORGANIZATION:




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:
8.   SHARED VOTING POWER:
9.   SOLE DISPOSITIVE POWER:
10.  SHARED DISPOSITIVE POWER:


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:



12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):



14.  TYPE OF REPORTING PERSON*:



              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                          SCHEDULE 13D


CUSIP NO.          172862104                   Page 3 of 10 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

                                                           (a) ___  (b) ___

3.   SEC USE ONLY:



4.   SOURCE OF FUNDS*:



5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):



6.   CITIZENSHIP OR PLACE OF ORGANIZATION:



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:
8.   SHARED VOTING POWER:
9.   SOLE DISPOSITIVE POWER:
10.  SHARED DISPOSITIVE POWER:


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:



12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):



14.  TYPE OF REPORTING PERSON*:



              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                          SCHEDULE 13D


CUSIP NO.          172862104                   Page 4 of 10 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr. - IRA

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

                                                           (a) ___ (b) ___

3.   SEC USE ONLY:



4.   SOURCE OF FUNDS*:



5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):



6.   CITIZENSHIP OR PLACE OF ORGANIZATION:




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:
8.   SHARED VOTING POWER:
9.   SOLE DISPOSITIVE POWER:
10.  SHARED DISPOSITIVE POWER:


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:



12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):



14.  TYPE OF REPORTING PERSON*:



              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                          SCHEDULE 13D


CUSIP NO.          172862104                   Page 5 of 10 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr. - Foundation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

                                                           (a) ___ (b) ___

3.   SEC USE ONLY:



4.   SOURCE OF FUNDS*:



5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):



6.   CITIZENSHIP OR PLACE OF ORGANIZATION:



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:
8.   SHARED VOTING POWER:
9.   SOLE DISPOSITIVE POWER:
10.  SHARED DISPOSITIVE POWER:


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:



12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):



14.  TYPE OF REPORTING PERSON*:



              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



Supplement to Amendment No. 2 to Schedule 13D
Issuer - Citadel Holding Corporation
Reporting Persons - Dillon Investors, L.P., Roderick H. Dillon, Jr., Roderick H. Dillon, Jr. - IRA and Roderick H. Dillon, Jr. Foundation


Item 1.   Security and Issuer

          This Amendment No. 2 to the Schedule 13D filed by the reporting persons Dillon Investors, L.P. ("DI"), Roderick H. Dillon, Jr. ("RHD"), Roderick H. Dillon, Jr.-IRA ("RHD-IRA") and Roderick H. Dillon, Jr. Foundation ("RHD-Foundation") (collectively, the "Reporting Persons"), on March 18, 1994, with the Securities and Exchange Commission relates to the common stock, no par value ("Common Stock"), of Citadel Holding Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 600 North Brand Boulevard, Glendale, California 91203. This Amendment No. 2 amends certain information set forth in the Schedule 13D, as amended by Amendment No. 1 filed on September 9, 1994 ("Amendment No. 1").


Item 4.   Purpose of Transaction

          Each of the Reporting Persons acquired the shares of Common Stock of the Issuer reported in the Schedule 13D in the ordinary course of business for investment purposes. The Reporting Persons did not at the time of the purchase of such shares, and do not presently, have any plan to acquire control of the Issuer. The Reporting Persons may acquire additional shares of Common Stock of the Issuer in the open market from time to time as shares may become available to them at prices which the Reporting Persons find attractive; however, the Reporting Persons have no present intention to acquire shares representing more than 10% of the outstanding shares of the Issuer. The Reporting Persons have not acquired any shares of Common Stock in addition to those reported in the Schedule 13D.

          As noted in Amendment No. 1, since their respective purchases of shares of Common Stock of the Issuer reported in the Schedule 13D, the Reporting Persons have continued to review and evaluate the Issuer's business and prospects and to follow the price of the Issuer's shares as reported on the various stock exchanges on which such shares are traded. Due to the recent weakness in the price of the shares, including the low price of $3.50 reported on September 7, 1994 (which was the lowest price at which the shares have traded in the past ten years), and the results of the recent recapitalization and restructuring transaction involving the Issuer and its subsidiary Fidelity Federal Bank (the "Restructuring"), each of the Reporting Persons has begun to consider seeking a greater voice in the affairs of the Issuer.

          By letter dated October 13, 1994 (the "Letter"), a copy of which is enclosed herewith as Exhibit 1, DI has asked the Board of Directors of the Issuer when the 1994 annual meeting of stockholders of the Issuer will be held, in light of the fact that the Restructuring is now completed. DI has also asked the Board of Directors to respond publicly to inquiries concerning the current business strategy for the Issuer; the action required to be taken in order to effect a pro rata distribution to the stockholders of the Issuer of the non-voting shares of Fidelity Federal Bank currently held by the Issuer; whether a dissolution of the Issuer and liquidation of its assets would be the best strategy to maximize the value to the stockholders of the Issuer of their shares now that the Restructuring has been completed; and why, in light of the Restructuring, the Issuer is still registered with the Office of Thrift Supervision (the "OTS") as a savings and loan holding company.

          Each of the Reporting Persons will evaluate the response of the Issuer's Board of Directors to the inquiries raised in the Letter. Depending on the nature of the response, each of the Reporting Persons may consider seeking representation on the Board of Directors of the Issuer in the future. In addition to the possibilities of a pro rata distribution of the non-voting shares of Fidelity Federal Bank currently held by the Issuer to its stockholders or a dissolution of the Issuer and liquidation of its assets discussed in the Letter, each of the Reporting Persons may suggest business strategies which might include changes in dividend policies and management to the Issuer in the future. Although the Reporting Persons may be considered more than passive investors, it should not be assumed that any of the Reporting Persons will formulate a plan to acquire control of the Issuer or to seek representation on the Board of Directors of the Issuer or to suggest business strategies to the Issuer in addition to those presented in the Letter.
Each of the Reporting Persons intends to review his or its respective position in the Issuer from time to time and may, depending on an evaluation of the Issuer's business and prospects, and upon future developments including, but not limited to, the attitude of the Board of Directors and management of the Issuer, general economic conditions and money and stock market conditions, determine to cease buying shares of the Issuer or to increase or decrease his or its respective position in the Issuer. None of the Reporting Persons presently intends to make a tender offer for shares of the Issuer. As part of their periodic review of their respective positions in the Issuer, any of the Reporting Persons may propose to the Issuer a merger or similar transaction or to make a tender offer for the shares of the Issuer.

     The Reporting Persons are aware that the Issuer is currently registered with the OTS as a savings and loan holding company. As a result, prior approval of the OTS would be required to be obtained if any action were proposed to be taken that could result in a change in control of the Issuer for purposes of the OTS' regulations governing acquisition of control of savings and loan holding companies set forth in Part 574 of Title 12 of the Code of Federal Regulations (the "OTS Regulations"). The fact that the Reporting Persons filed the
Schedule 13D jointly shall not constitute an admission that the Reporting Persons are acting in concert for purposes of the OTS Regulations. In the event that any of the Reporting Persons should determine to purchase additional shares of the Issuer so as to approach the 10% figure specified in the OTS Regulations, the Reporting Persons will review the OTS Regulations and will make a determination as to the actions to be taken and approvals to be sought at that time.

          The Reporting Persons are aware that the Issuer is a Delaware corporation to which Section 203 of the Delaware General Corporation Law (the "Business Combination Act") will apply unless the Issuer takes action to opt out of the restrictions contained therein. The Reporting Persons do not know whether the Issuer has taken any action to opt out of the Business
Combination Act. In particular, the Business Combination Act prohibits a corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date on which the stockholder became an interested stockholder, unless (a) the board of directors approved either the business combination or the transaction which resulted in the stockholder's becoming an interested stockholder before the person became an interested stockholder; (b) upon consummation of the transaction which resulted in the stockholder's becoming an interested stockholder, such stockholder owned at least 85% of the voting stock outstanding when the transaction began, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers of the corporation and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; (c) the board of directors approved the business combination after the stockholder became an interested stockholder and the business combination was approved by at least 66 2/3% of the outstanding voting stock not owned by such stockholder at a meeting of the stockholders. The Business Combination Act defines a "business combination" as including mergers, consolidations, sales and other dispositions of 10% or more of the assets, issuances of stock and almost any related party transaction. An "interested stockholder" is defined to include any "person" (other than the corporation or any of its majority-owned subsidiaries) who beneficially owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation. The fact that the Reporting Persons filed the Schedule 13D jointly shall not constitute an admission that the Reporting Persons are acting in concert, or otherwise constitute a "person," for purposes of the Business Combination Act. In the event that any of the Reporting Persons should determine to purchase additional shares of the Issuer so as to approach the 15% figure specified in the Business Combination Act, the Reporting Persons will review the Business Combination Act and will make a determination as to the actions to be taken and approvals to be sought at that time.


Item 7.   Material to Be Filed as Exhibits.

          Exhibit 1 --   Letter, dated October 13, 1994, to Board of
                         Directors  of Citadel Holding Corporation

          Exhibit 2 --   Joint Filing Agreement [Incorporated herein by
                         reference to Exhibit A to Schedule 13D filed by the Reporting Persons on March 18, 1994]


SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  October 17, 1994                   Dillon Investors, L.P.


                                By:  /s/ Roderick H. Dillon, Jr.
                                        Roderick H. Dillon, Jr.,
                                                 General Partner



                                         Roderick H. Dillon, Jr.



                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.



                                   Roderick H. Dillon, Jr. - IRA


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.



                            Roderick H. Dillon, Jr. - Foundation


                                By:  /s/ Roderick H. Dillon, Jr.
                                        Roderick H. Dillon, Jr.,
                                                         Trustee